EXHIBIT 12.1

ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

(Unaudited)

	Years Ended December 31,

	2002(1)	2001(1)	2000(1)	1999(1)	1998(1)

Earnings from operations	$276,290	$163,993	$167,980	$161,802	$131,521
Add:
Interest expense	194,955	130,027	134,999	111,795	74,335

Earnings as adjusted	$471,245	$294,020	$302,979	$273,597	$205,856

Fixed charges:
Interest expense	$194,955	$130,027	$134,999	$111,795	$74,335
Capitalized interest	21,652	20,294	24,317	31,912	29,942

Total fixed charges	$216,607	$150,321	$159,316	$143,707	$104,277

Ratio of earnings to fixed charges	2.2	2.0	1.9	1.9	2.0

(1)	Net earnings from discontinued operations have been reclassified for all years presented.